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                                                                 EXHIBIT 99.(1)
                       [DE ANZA PROPERTIES-X LETTERHEAD]

                               December 12, 1995




Dear Limited Partner:

         We recently advised you that De Anza Properties-X (the "Partnership") was studying the unsolicited tender offer made by Moraga Capital, LLC (the "Bidder") to purchase units of limited partnership interest of the Partnership ("Units") for $450 per Unit. The Operating General Partner has completed its evaluation and has determined that the offer is inadequate, and not in the best interests of the Partnership or its limited partners. Accordingly, the Operating General Partner recommends that the limited partners reject the offer and urges you not to tender any of your limited partnership Units. None of the Operating General Partner or any of its officers, directors or affiliates intend to tender any Units.

         In arriving at its determination, the Operating General Partner carefully reviewed the offer with its advisors and management, and considered many factors including the business, financial condition and prospects of the Partnership.

         The Operating General Partner's conclusions and recommendations concerning the offer are based, in part, on the following:

         1.The Operating General Partner's opinion that the amount being offered by the Bidder is inadequate and not fair to the limited partners. The Operating General Partner believes that the price does not fairly reflect the value of the Partnership's underlying assets but instead is the lowest price which the Bidder believes any limited partner would be willing to accept in exchange for a Unit. According to the Bidder's own materials the Bidder believes a Unit has a liquidating value of $628. Our estimate is $762. In addition, limited partners who tender any Unit to the Bidder will not receive any distribution to be made by the Partnership with respect to that Unit as of December 31, 1995.

         2.If Units are tendered to the Bidder, the Bidder intends to vote those Units in accordance with its own investment objectives. That vote may be different from or in conflict with the interests of other limited partners who do not tender their Units. In particular, the Operating General Partner believes that the Bidder favors a sale of the Partnership's property within the next year or so.

         The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, describes in more detail the reasons for the Operating General Partner's determination concerning the Bidder's offer, and contains additional information relating to the Operating General Partner's recommendation and certain other actions taken by the Operating General Partner





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on behalf of the Partnership.  We urge you to read the Schedule 14D-9 carefully. It will help you to understand why the Operating General Partner decided to recommend against the offer on behalf of the Partnership and recommend that you not tender any of your Units to the Bidder under the terms of the offer.

         If you have any questions concerning these matters please call Investor Relations at (310) 777-2153.

You can be assured that the Operating General Partner will continue to act in the manner in which the Operating General Partner believes to be in the best interest of the Partnership and its limited partners. Again, the Operating General Partner recommends that you reject the Bidder's inadequate offer and not tender your Units to it.


                                                 Very truly yours,

                                                 DE ANZA PROPERTIES-X

                                                 By:  DE ANZA CORPORATION,
                                                      Operating General Partner

                                                 By:  /s/Herbert M. Gelfand
                                                      --------------------------
                                                      Herbert M. Gelfand
                                                      Chairman of the Board